Exhibit 99.B18

                                Multi-Class Plan

                              PIMCO ADVISORS FUNDS


     Plan pursuant to Rule 18f-3(d) under the Investment Company Act of 1940

                             Effective July 27, 1995


         WHEREAS, the Board of Trustees of the PIMCO Advisors Funds (the "Trust") have considered the following multi-class plan (the "Plan") under which the Trust may offer multiple classes of shares of its now existing and hereafter created series1 pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "1940 Act"); and

         WHEREAS, a majority of the Trustees of the Trust and a majority of the Trustees who are not interested persons of the Trust have found the Plan, as proposed, to be in the best interests of each class of the Trust individually and the Trust as a whole;

         NOW, THEREFORE, the Trust hereby approves and adopts the following Plan pursuant to Rule 18f-3(d) of the 1940 Act.

                                    The Plan

         Each now existing and hereafter created series ("Fund") of the Trust may from time to time issue one or more of the following classes of shares:
Class A shares, Class B shares and Class C shares.2 Each class is subject to such investment minimums and other conditions of

--------------------

         1 The Trust has been offering multiple classes of shares, prior to the effectiveness of this Plan, pursuant to an exemptive order of the Securities and Exchange Commission. This Plan is intended to allow the Trust to offer multiple classes of shares to the full extent and in the manner permitted by Rule 18f-3 under the 1940 Act (the "Rule"), subject to the requirements and conditions imposed by the Rule.

         2 Currently, Class A and Class C shares of the Trust's Opportunity
Fund are not available for purchase by new investors in that Fund. The Opportunity Fund has never offered Class B shares. Shareholders who owned shares of the Opportunity Fund on December 31, 1992 will still be permitted to purchase additional shares for as long as they continue to own any shares of the Fund. Similarly, participants in any self-directed qualified benefit plan that owned Opportunity Fund shares on March 1, 1993 will be eligible to direct the purchase of Opportunity Fund shares by their plan account for so long as the plan continues to own shares of the Fund.

eligibility as are set forth in the Trust's prospectus as from time to time in effect (the "Prospectus"). The differences in expenses among these classes of shares, and the conversion and exchange features of each class of shares, are set forth below in this Plan, which is subject to change, to the extent permitted by law and by the Declaration of Trust and By-laws of the Trust, by action of the Board of Trustees of the Trust.

Initial Sales Charge

         Class A shares of the Funds are offered at a public offering price that is equal to their net asset value ("NAV") plus a sales charge of up to 5.50% of the public offering price (which maximum may be less for certain Funds, as described in the Prospectus). The sales charges on Class A shares are subject to reduction or waiver as permitted by Rule 22d-1 under the 1940 Act, as described in the Prospectus. For example, as of the date of this Plan, each Fund may waive the Class A sales charge for certain categories of investors including current or retired officers, trustees, directors or employees of the Trust and for current registered representatives and other full-time employees of participating brokers.

         Class B and Class C shares of the Funds are offered at their NAV, without an initial sales charge.(3)

Contingent Deferred Sales Charge

         A contingent deferred sales charge (a "CDSC") may be imposed on Class A, Class B or Class C shares under certain circumstances. The Trust imposes CDSCs on redemptions of a particular class of shares of a Fund if the investor redeems an amount which causes the current value of the investor's account for the Fund to fall below the total dollar amount of purchase payments subject to the CDSC, except that no CDSC is imposed if the shares

--------------------

         3 As of the date of this Plan, Class B shares of the Trust's Money Market Fund are not offered for initial purchases but may be obtained through exchanges of Class B shares of other Funds. Class B shares are also currently not available for purchases by employer sponsored retirement plans.

redeemed have been acquired through the reinvestment of dividends or capital gains distributions or if the amount redeemed is derived from increases in the value of the account above the amount of purchase payments subject to a CDSC. In determining whether a CDSC is payable, it is assumed that the purchase payment from which the redemption is made is the earliest purchase payment (from which a redemption or exchange has not already been effected). In determining whether an amount is available for redemption of a certain class without incurring a CDSC, the purchase payments made for all shares of that class in the investor's account with the particular Fund are aggregated, and the current value of all such shares is aggregated.

         Purchases of Class A shares of each Fund (with the exception of the Trust's Money Market Fund) of $1 million or more that are redeemed within eighteen months of their purchase may be subject to a CDSC (a "Class A CDSC") of 1%. A Class A CDSC does not apply to investors purchasing $1,000,000 or more of any Fund's Class A shares if such investors are otherwise eligible to purchase Class A shares without any sales charge. The waiver categories (which may be changed from time to time) will be set forth in the Prospectus in a manner consistent with the requirements for disclosure of front-end load variations found in Rule 22d-1 under the 1940 Act. See above. A Class A CDSC does not apply to Class A shares of the Trust's Money Market Fund but, if Money Market Fund Class A shares are purchased in a transaction that, for any other Fund, would be subject to a Class A CDSC and the Money Market Fund Class A shares are subsequently exchanged for Class A shares of any other Fund, a Class A CDSC will apply to the shares of the Fund acquired by exchange for a period of 18 months from the date of exchange. Class A shares are not otherwise subject to a CDSC.

         Class B shares that are redeemed within 6 years from purchase are subject to a CDSC of up to 5% of the redemption amount to which a CDSC applies; such percentage declines, eventually to 0%, the longer the shares are held as described in the Prospectus. As of the date of this Plan, purchases of Class B shares are subject to a CDSC according to the following schedule:

Years Since Purchase               Percentage
Payment was Made                      CDSC
--------------------               ----------
     First.............................5
     Second............................4
     Third.............................3
     Fourth............................3
     Fifth.............................2

     Sixth.............................1
     Seventh...........................0
     Eighth ...........................*

* Class B shares convert into Cass A shares as described below.

         Class C shares that were purchased before July 1, 1991 are subject to a CDSC of 2% if redeemed within the 4th or 5th year from purchase, and 0% thereafter. Class C shares purchased on or after July 1, 1991 are subject to a CDSC of 1% if redeemed within 1 year from purchase, and 0% thereafter.

         As permitted by Rule 6c-10 under the 1940 Act and as described in the Prospectus, the CDSC otherwise applicable to Class A, Class B and Class C shares may be varied or waived in connection with particular classes of transactions provided the conditions in Rule 22d-1 under the 1940 Act are satisfied. As of the date of this Plan, examples of redemptions for which the CDSC is not applicable include any partial or complete redemption following death or disability of a shareholder from an account in which the deceased or disabled is named, provided the redemption is requested within one year of the death or initial determination of disability (which applies to all classes), and any redemption resulting from a return of an excess contribution to a qualified employer retirement plan or an IRA (which applies only to Class A and Class C shares).

Separate Arrangements and Expense Allocations of Each Class

         Class A, Class B and Class C shares pay the expenses associated with their different distribution and shareholder servicing arrangements. Each class may, at the Trustees' discretion, also pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Trust's assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes. All other expenses will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the particular Fund. However, the Trust's Money Market Fund, which operates in reliance on Rule 2a-7 under the 1940 Act and makes daily distributions of its net investment income, may allocate such other expenses to each share regardless of class, or based on relative net assets (i.e., settled shares), as permitted by Rule 18f-3(c)(2) under the 1940 Act.

         Class A, Class B and Class C shares pay fees for services rendered and expenses borne in connection with personal services rendered to shareholders of that class and the maintenance of shareholder accounts ("Service Fees"). In addition, Class B and Class C shares pay fees in connection with the distribution of shares of that class ("Distribution Fees"). Class A Service Fees and Class B and C Distribution and Service Fees are paid pursuant to separate plans adopted for each class pursuant to Rule 12b-1 under the 1940 Act (the "12b-1 Plans").

         Class A, Class B and Class C shares of each Fund pay, pursuant to the relevant 12b-1 Plan, a Service Fee of up to 0.25% per annum of the average daily net assets of such Fund attributable to such class, as described in the Prospectus.

         Class B and Class C shares of each Fund pay, pursuant to the relevant 12b-1 Plan, a distribution fee of up to 0.75% per annum of the average daily net assets of such Fund attributable to such class, as described in the Prospectus.

Conversion and Exchange Features

         Conversion Features

         Class B shares of each Fund automatically convert to Class A shares of the same Fund after they have been held for 7 years and thereafter are subject to the lower fees charged to Class A shares. In this regard, if there is any material increase in payments authorized under the 12b-1 Plan applicable to Class A shares without the approval of the Class B shareholders, the Trust will establish a new class of shares, into which Class B shares would convert, on the same terms as those that applied to Class A shares before such increase.

         Exchange Features

         Except with respect to exchanges for shares of the Opportunity Fund, a shareholder may exchange Class A, Class B and Class C shares of any Fund for the same class of shares of any other Fund in an account with identical registration on the basis of their respective net asset values (except that a sales charge will apply on exchanges of Class A shares of the Trust's Money Market Fund on which currently no sales charge is paid at the time of purchase). Shareholders of Funds other than the Opportunity Fund are not permitted to exchange any of their shares for Opportunity Fund shares unless the shareholders are independently eligible to purchase Opportunity Fund shares as described in footnote 2 above.

         Class A shares of the Trust's Money Market Fund may be exchanged for shares of any other Fund, but the usual sales charges applicable to investments in such other Fund apply on exchanged Money Market Fund shares for which no sales charge was paid at the time of purchase.

         With respect to Class B and Class C shares, or Class A shares subject to a CDSC, if less than all of an investment is exchanged out of a Fund, any portion of the investment attributable to capital appreciation and/or reinvested dividends or capital gains distributions will be exchanged first, and thereafter any portions exchanged will be from the earliest investment made in the Fund from which the exchange was made.

         Although a Class A CDSC does not apply to Class A shares of the Trust's Money Market Fund, as indicated above, if Money Market Fund Class A shares purchased in a transaction that would otherwise be subject to a Class A CDSC are subsequently exchanged for Class A shares of any other Fund, a Class A CDSC will apply to the shares of the Fund acquired by exchange for a period of 18 months from the date of the exchange.

Dividends/Distributions

         Each Fund pays out as dividends substantially all of its net investment income (which comes from dividends and interest it receives from its investments) and net realized short-term capital gains.

         All dividends and/or distributions will be paid in the form of additional shares of the class of shares of the Fund to which the dividends and/or distributions relate or, at the election of the shareholder, of another Fund at net asset value of such Fund, unless the shareholder elects to receive cash. Dividends paid by each Fund with respect to each class are calculated in the same manner and at the same time.

Voting Rights

         Each share of a Fund entitles the shareholder of record to one vote. Each Fund will vote separately on matters relating solely to that Fund. In addition, each class of shares of a Fund shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class, and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class. However, all Fund shareholders will have equal voting rights on matters that affect all Fund shareholders equally. Currently, the Funds' classes vote separately only with respect to their 12b-1 Plans. Class B shareholders may be asked to vote separately to approve any material increase in payments authorized under the 12b-1 Plan applicable to Class A shares based on the automatic conversion of Class B shares to Class A shares as described above.


PIMCO ADVISORS FUNDS

By:    Robert A. Prindiville

Title: President

Date:  7/27/95